540 DEGREES, INC. dba GATEWAY ARTS
                            SERVICES AGREEMENT

THIS AGREEMENT is made and entered into this ____ day of________, 20___ by and between 540 DEGREES, INC. dba GATEWAY ARTS, a California Corporation, having its principal place of business at 2363 Teller Road, Suite 121, Newbury Park,CA 91320(hereinafter referred to as "AGENCY") and WEB4BOATS.COM having its principal place of business at 6150 LaJolla Mesa Drive, LaJolla, CA 92037 (hereinafter referred to as "CLIENT").

RECITALS

WHEREAS, CLIENT desires to retain AGENCY for the purpose of all marketing, advertising and communications with regard to CLIENT's web site, commonly known as www.web4boats.com (hereinafter the "web site"); and,

WHEREAS, AGENCY desires to provide these services to CLIENT on the following terms and conditions.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by AGENCY and CLIENT (referred to herein together as "Parties" and separately as "Party"), the Parties hereby agree as follows:

1.  SERVICES TO BE PROVIDED.

1.1. WEB SITE HOSTING. CLIENT agrees that it will contract directly with HOSTPRO of Los Angeles, California for web site hosting services. AGENCY agrees that it will supervise and manage said web site hosting services on behalf of CLIENT. This supervision and management will necessarily include, but not be limited to: (i) the negotiation of fair market rates with HOSTPRO for web hosting services; (ii) advising CLIENT as to hosting options; (iii) working with HOSTPRO to achieve CLIENT's goal of 99% up-time for the web site; and (iv) managing graphic and programming updates to the web site.

1.2. TESTING. AGENCY agrees to complete the following tests on the web site at the frequency indicated to ensure proper functionality: (i) on a twice daily basis - all links between the web site home page and second-level pages, placement of a classified advertisement, and searches for boat purchases; (ii) on a daily basis - all links between second-level pages and lower pages, and external links to other web sites.

1.3. UPDATES AND EXPANSION. AGENCY agrees to manage and produce all updates and expansion to the web site. Said management shall include graphical changes to enhance the appearance of the web site, and expansion of site content. Specific services shall include, but not be limited to strategy, design, copywriting and html programming.

1.4. MARKETING. AGENCY agrees to undertake efforts to increase traffic to the web site, as well as internal traffic within the web site. Said efforts shall include, but not be limited to, the writing and designing of web ad banners, arranging and creating link exchanges with other web sites; competitive analysis and the planning and design of advertisements and direct mail campaigns. Additional marketing efforts shall include the development of affinity relationships with third party organizations to generate revenue for CLIENT.
1.5.  PROGRAMMING.   AGENCY agrees that it shall retain staff with a working
knowledge of the ColdFusion programming language used to build the web site. With this working knowledge, AGENCY shall perform the above-mentioned services on an "in-house" basis. AGENCY shall also oversee and manage Contracted Programming as described below in
Section 1.6.

1.6. CONTRACTED PROGRAMMING. CLIENT acknowledges that AGENCY shall occasionally contract out certain ColdFusion programming tasks to improve functionality and performance of the web site (hereinafter "Contracted Programming"). When this is necessary, AGENCY shall provide, for CLIENT's approval, notice of (i) the exact purpose of the programming; (ii) the estimated cost of the programming; and (iii) the estimated completion date of the programming.

1.7. WORK FOR HIRE. Notwithstanding anything in this Agreement to the contrary, AGENCY acknowledges and agrees that all rights, including but not limited to patent rights, trademarks, copyrights,and other such intellectual properties as to any and all works, including but not limited to graphics, artwork, protocols, systems designs, processes, and compilations, produced and/or drafted by AGENCY shall be the exclusive property of CLIENT, and shall constitute "work made for hire."

2.  TERM AND TERMINATION.

2.1. This Agreement shall be effective as of April 1, 2000 and shall remain in force for a term of three (3) months after said date and thereafter shall be automatically extended for an additional six (6) month term (each, a "Term"), with each Term to automatically renew unless either Party provides written notice of non-renewal at least thirty days (30 days) prior to the expiration of the initial Term or any six (6) month extension thereof. In no event shall the term of this Agreement exceed five (5) years. At or before the conclusion of each Term, the Parties agree to meet and confer regarding any necessary revisions or amendments to the terms of this Agreement and the Parties agree to use good faith efforts to negotiate the same. Any changes to the terms of this Agreement shall be mutually agreeable and detailed in a separate writing executed by both Parties.

2.2. Either Party may terminate this Agreement upon thirty (30) days' notice to the other Party.

2.3. In the event of termination for any reason, all outstanding monies owed to AGENCY by CLIENT shall be paid within fifteen (15) days of such termination.

3. PAYMENT FOR SERVICES / ALLOCATION OF SERVICES. CLIENT agrees to pay to AGENCY the sum of $6,000.00 per month, payable in advance on or before the first of each month. In exchange for this payment, AGENCY agrees to provide one hundred (100) hours of services per month. Services shall be allocated by AGENCY as follows:

Project Management-			5 to 8 hours per week
		Market/Competitive Analysis-		2 to 4 hours per week
		Web Site Hosting Management-		1 to 4 hours per week
		Web Site Testing-			      4 to 7 hours per week
		Web Site Updates/Expansion-		5 to 15 hours per week
		Advertising/Promotions-			5 to 10 hours per week
		In-House Programming-			2 to 7 hours per week
		Contract Programming Management-	2 to 5 hours per week

	If additional services (in excess of 100 hours) are requested by CLIENT in any given month, CLIENT may purchase an additional twenty-five (25) hours of services for $2,000.00, payable in advance of such additional services being rendered. In addition to the above services, AGENCY shall provide 24-hour pager access to an AGENCY principal, retainer-level access and quality for all additional projects, and access to the diverse expertise of the entire AGENCY staff. AGENCY shall monitor the hours it expends each week in the above service areas. When half of CLIENT's monthly allotment of 100 hours has been expended by AGENCY, AGENCY shall inform CLIENT so that CLIENT may instruct AGENCY if it wishes that the remaining hours be allocated in a different manner. Payment for web site hosting and Contracted Programming shall be the sole responsibility of CLIENT. All such payments shall be paid directly by CLIENT to the appropriate vendors. AGENCY shall not be responsible for any such payment.

	In addition to the above payment terms, CLIENT shall offer to AGENCY stock options as incentives for meeting performance standards in the following separate and exclusive areas:

(i) increasing the number of visitors to the web site; and, (ii) meeting those productivity goals identified in Exhibit "A," attached hereto and incorporated herein by reference. The amount of stock options and specific incentive goals shall be agreed to by the parties in a separate writing executed by both CLIENT and AGENCY within thirty (30) days of the date of this Agreement.

4. BRAND IDENTITY. CLIENT agrees with AGENCY that protecting the brand identity of the CLIENT is critical to CLIENT's and AGENCY's success. Therefore, in order to protect the integrity, consistency and image of the Web4Boats brand, AGENCY will serve as a primary but not necessarily exclusive marketing/communications agency for CLIENT, particularly with respect to advertising, direct-mail, public relations, and trade show collateral.

5. REPRESENTATIONS AND WARRANTIES. CLIENT expressly agrees that although AGENCY shall use its best efforts to remedy any problems which may occur related to AGENCY's provision of the above-described services for CLIENT, AGENCY makes no representation nor warranty that CLIENT's web site shall be functional, on-line and available at all times or in any way with respect to the duties, obligations and requirements of HOSTPRO. AGENCY does not warrant that the services provided by the web hosting company will be available on a specified date or time or that the network will have the capacity to meet the demand of end users during specified hours. AGENCY's services are made available without warranties of any kind, either express or implied, all of which are expressly disclaimed including but not limited to warranties of title, timeliness, merchantability or fitness for a particular purpose. In no event will AGENCY, nor its owners, agents or employees or anyone else involved in creating, producing or delivering the services to CLIENT be liable for any damages, including but not limited to loss of data, loss of revenue or profits, or for any other special, incidental, indirect or consequential damages arising out of or in connection with the use or inability to use CLIENT's web site or the services provided hereunder. CLIENT also expressly agrees that downtime and lost transmissions may occur and CLIENT indemnifies AGENCY and agrees to hold it harmless from any problems, errors or damages arising from such downtimes or lost transactions. AGENCY expressly disclaims all damages which may arise from programming failures, cost overruns and time delays caused by Contracted Programming as outlined in
Section 1.6. CLIENT further acknowledges and agrees that not all graphics and artwork produced for the web site are suitable for printing. High-resolution formats of said artwork may have to be re-created at CLIENT's cost prior to printing. Notwithstanding the foregoing, AGENCY shall be liable for any and all damages stemming from AGENCY's gross negligence and/or its willful failure to provide those services described in paragraph 3 above where such failure is due to AGENCY's willful conduct or omission. Further, CLIENT shall have no duty to indemnify AGENCY against any claims brought by third parties for damages stemming from such gross negligence or willful conduct or omission of AGENCY.

6. NOTICES. All notices required under this Agreement will be in writing and sent by prepaid mail, overnight courier service, or facsimile to the addresses or facsimile numbers below, and will be effective upon actual receipt or three days after it is mailed. Each Party will advise the other when addresses and/or telephone or facsimile numbers change.

TO CLIENT:				WEB4BOATS.COM
					Attn:  Mr. Jim Merriam
					6150 LaJolla Mesa Drive
					LaJolla, CA  92037
					Fax:

TO AGENCY:				540 Degrees, Inc. dba Gateway Arts
					Attn: Mr. Kevin Plambeck
                              2363 Teller Road, Suite 121
					Thousand Oaks,  CA  91320
				      Fax: (805) 480-1150

7. GOVERNING LAW. CLIENT agrees this agreement is to be construed under and governed by the laws of the State of California and will be binding upon all heirs, distributes, personal representatives, successors and assigns. The parties hereby agree to be bound by the exclusive jurisdiction of the courts of the State of California.

8. CONFIDENTIALITY. AGENCY and CLIENT each agree that they will not use in any way, for their own account nor for the account of any third party, nor will they disclose to any third party, any confidential information revealed to them by any party hereto. Confidential information shall be identified in writing as being confidential prior to or at the time of disclosure, including but not limited to, marketing data, business plans, formulas, methodologies, algorithms, patterns, devices, secret inventions, processes, compilations of information, records, and specifications, all of which are owned by CLIENT and regularly used by CLIENT in the operation of its businesss. AGENCY and CLIENT will take such reasonable precautions to protect the confidentiality of such information as are employed to protect their own confidential information of a similar nature. To the extent the confidential information constitutes a trade secret as defined by applicable law, this provision will survive the termination of this Agreement and be effective as long as the information retains trade secret status. To the extent the confidential information does not qualify as a trade secret, this provision shall terminate two (2) years after the termination of this Agreement. AGENCY and CLIENT agree that all confidential information, including trade secrets, will be designated as such in writing. AGENCY acknowledges and agrees that the sale or disclosure of any of CLIENT's trade secrets or confidential data, as described herein and obtained by AGENCY during the term of this Agreement constitutes unfair competition. AGENCY promises and agrees not to engage in any unfair competition with CLIENT during the term of this Agreement or at any time thereafter.

AGENCY further acknowledges that were AGENCY to breach the provisions of this Agreement with respect to trade secrets, the harm to CLIENT would be irreparable. AGENCY therefore agrees that in the event of such a breach or threat of such a breach, CLIENT shall have, in addition to any other remedies available to it, the right to obtain equitable remedy, including preliminary injunctive relief or permanent injunction in order to prevent or restrain any such breach by AGENCY against any such breach or threat of such breach.

9. RELATIONSHIP OF THE PARTIES. AGENCY and CLIENT are independent contractors, and this Agreement does not create a partnership, joint venture, employee/employer or agency relationship between them.

10. ASSIGNMENT. This Agreement will be binding on and inure to the benefit of each of the parties, their successors and assigns. This Agreement may not be assigned or transferred, in whole or in part, without the written consent of the other Party. Any such assignment or transfer without written consent will be void.

11. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties regarding the subject matter hereof and supersede all previous oral or written understandings between them on the subject matter hereof. This Agreement may be modified or any provision waived only in writing signed by authorized representatives of the Parties.

12. DISPUTE RESOLUTION. AGENCY and CLIENT agree to use their best efforts to resolve and settle by direct, private negotiations any claim, controversy or dispute (a "Dispute") that arises under or in relation to this Agreement or that concerns a relationship created by this Agreement. Either Party may seek the advice and assistance of legal counsel in connection with any such negotiations. CLIENT and AGENCY agree to settle by arbitration any disagreement or controversy arising between CLIENT and AGENCY relating to this Agreement. Such arbitration shall be conducted according to standard arbitration rules then in effect of the American Arbitration Association of Los Angeles County, California. Initiation of arbitration may be made by serving written notice to the other party. This arbitration agreement is binding upon all parties. Any award the arbitrator makes will be final and binding on all parties and judgment on it may be entered in any court having jurisdiction. Notwithstanding the foregoing, nothing contained herein shall be construed to limit or prevent AGENCY or CLIENT from applying to and obtaining from any court having jurisdiction a writ of attachment, a temporary injunction, a preliminary injunction or any other injunctive or emergency relief available to safeguard and protect its interests prior to the filing of or during or following any settlement negotiations, arbitration or other proceeding or pending the handing down of a decision or award in connection with any arbitration or other proceeding.

13. INSOLVENCY. Either Party may terminate this Agreement by notice in writing, effective upon mailing, in the event the other Party is insolvent, makes an assignment for the benefit of creditors, is unable to pay debts as they mature, files or has filed against it a petition in any court setting forth or alleging any of the foregoing, or has a trustee, receiver or officer of the court appointed to control or supervise all or any substantial part of its assets or business.

14. NO WAIVER. A Party's failure at any time to enforce any of the provisions of the Agreement or any right with respect thereto will not be construed to be a waiver of such provision or rights, and no waiver or failure to enforce in one instance shall be construed as a waiver in subsequent instances, nor affect the validity of this Agreement. The exercise by a Party of any rights provided by this Agreement shall not preclude or prejudice the exercise thereafter of the same or other rights under this or any other Agreement.

15. SEVERABILITY. If any provision of this Agreement or the application of any provision hereof is held invalid, the remainder of this Agreement shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

16. AUTHORITY. Each Party represents and warrants to the other Party that it has the power and authority to enter into this Agreement. Each Party further represents and warrants to the other Party that the terms of this Agreement do not conflict with the terms of any other agreement to which such Party is a party to or to which it is bound, and that entering into this Agreement shall not cause a default under any other such agreement with any other party.

17. NO PUBLIC DISCLOSURE. Neither Party shall make any public disclosure, press release or other public announcement regarding this Agreement or the transactions contemplated herein without the express written consent of the other Party, which consent may not be unreasonably withheld.

18. ATTORNEYS' FEES. In the event that any legal action, including arbitration, is required to enforce either Party's rights hereunder, the prevailing Party shall be entitled to recover its related costs and fees, including any administrative and/or consequential costs as well as reasonable attorneys' fees incurred, including the portion of salary costs and expenses of such Party's "in-house" counsel attributable thereto.

19. SIGNATURES. This Agreement may be executed in counterparts and shall be effective once the counterparts are signed by both Parties. Facsimiles of original signatures may be accepted in lieu of originals.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed and delivered as of the date first written above.


AGENCY		CLIENT

540 DEGREES, INC.		WEB4BOATS.COM

By						By

Name						Name

Title						Title